Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287626

PROSPECTUS SUPPLEMENT NO.1

(to Prospectus dated June 20, 2025)

OSR Holdings, Inc.

Up to 15,410,000 Shares of Common Stock

This prospectus supplement (this “Supplement”) is being filed to update and supplement the information contained in the prospectus dated June 20, 2025 (as supplemented or amended from time to time, the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-287626) declared effective by the Securities and Exchange Commission (the “SEC”) on June 17, 2025 (the “Registration Statement”).

This Supplement updates and supplements the information in the Registration Statement and Prospectus, and is not complete without, and may not be delivered or utilized except in combination with, the Registration Statement and the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Registration Statement and the Prospectus and if there is any inconsistency between the information in the Registration Statement or Prospectus and this Supplement, you should rely on the information in this Supplement.

We are not selling any securities under the Prospectus or this Supplement and will not receive any of the proceeds from the sale of shares of common stock by White Lion Capital LLC dba White Lion GBM Innovation Fund (“White Lion” or the “Selling Stockholder”). We may receive up to $83.9 million in aggregate gross proceeds from White Lion in connection with sales of our securities to White Lion pursuant to the Issuance Agreements, which include that certain common stock equity line agreement, consisting of a Common Stock Purchase Agreement and a Registration Rights Agreement, both dated as of February 25, 2025 and amended and restated as of May 6, 2025 (collectively, the “ELOC Agreement”), the Common Stock Purchase Warrant dated May 6, 2025 (the “Warrant Agreement”), and the Note Purchase Agreement dated May 6, 2025 (the “Note Purchase Agreement”), each by and between the OSR Holdings, Inc. (the “Company”) and White Lion. However, the actual proceeds from White Lion may be less than this amount depending on the number of shares of Common Stock sold and the price at which shares are sold. The purchase price per share that White Lion will pay for shares of Common Stock purchased from us under the ELOC Agreement, or upon exercise of the Warrant Agreement or conversion of the Convertible Notes, will fluctuate based on the market price of our shares at the time we may sell shares to White Lion and, further, to the extent that the Company issues shares of Common Stock under the Issuance Agreements, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the Company’s stock price.

Our Common Stock is listed and traded on the Nasdaq Capital Market under the symbol “OSRH.”  On May 21, 2025, the last reported sale price of our common stock was $1.15 per share. We recommend that you obtain current market quotations for our Common Stock prior to making an investment decision.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” beginning on page 90 of the Prospectus.

Sales of our Common Stock, if any, under this prospectus may be made by any method permitted that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for the registration statement of which this prospectus forms a part and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

The date of this prospectus is June 26, 2025.

EXPLANATORY NOTE

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus to reflect the initial issuance of shares by the Company pursuant to the ELOC Agreement and the related issuance of commitment shares, as set forth below.

On June 17, 2025, the Company issued 519,481 shares of common stock to White Lion as commitment shares under the ELOC Agreement. The number of shares was determined based on the closing price of the Company’s common stock on June 17, 2025, which was $1.5400 per share.

On June 20, 2025, the Company issued and sold 5,000 shares of its common stock to White Lion, pursuant to the terms of the ELOC Agreement dated May 6, 2025, at a purchase price of $1.5200 per share, resulting in gross proceeds of $7,600.00 to the Company.

On June 24, 2025, the Company issued and sold 5,000 shares of its common stock to White Lion pursuant to a volume-weighted average price (“VWAP”) purchase notice under the ELOC Agreement, at a purchase price of $1.2901 per share, resulting in gross proceeds of $6,450.50 to the Company.